Exhibit 99.3

IRWD Tom McCourt Bloomberg Interview Transcript 5.23.23

Janet: Ironwood is paying about a billion dollars for a clinical-stage Swiss biopharma called VectivBio. Ironwood is looking to expand its portfolio of drugs to treat gastrointestinal diseases. I sat down with CEO Tom McCourt just after the deal was announced.

Tom: Ironwood has been around now for 14 years. Our primary focus is in gastrointestinal diseases and our lead product is a drug called Linzess, which has been a very successful brand for the treatment of irritable bowel syndrome with constipation / chronic constipation. Hopefully you’ve seen our ads on TV. Two years ago we hit blockbuster status so it’s over a billion dollars in net sales and we actually partner the drug with AbbVie, a major pharmaceutical company and it’s been a wonderful partner. But our primary focus is in gastrointestinal diseases and we’re looking at all forms of gastrointestinal diseases, including liver disease which is a close adjacency to that.

Janet: You are now announcing an acquisition, tell us about the deal.

Tom: This is a really transformational opportunity for us. Over the past several years we’ve nurtured the growth of Linzess and really strengthened our balance sheet. Sitting with over 750 million dollars in cash. And we’ve been looking very rigorously in what is the next move and we wanted that to be in GI. VectivBio has a very innovative product for a disorder called Short Bowel Syndrome. It’s a very debilitating disease largely caused by a large scale bowel resections where patients just can’t get the nutrients in and requires [inaudible] and nutrition, and what this agent does, called apraglutide, which is in a class of drugs called GLP-2s, it basically restores the intestinal lining of the gut so you can absorb nutrients in a healthy way and it can reduce the reliance on [inaudible] nutrition, where you literally have to be fed via an IV. And this drug allows them some autonomy to get off of a lot of that need.

Janet: You might’ve already answered my next question: you’re paying an 80% premium over the 90-day average of VectivBio stock. That’s hefty. Why do an all-cash deal?

Tom: One, you know, we are in a very strong cash position. You know, rather than going out and having to borrow every finance it all, you know, we finance a portion of it but we are using a fair bit of our own cash to really reduce our overall overhead and leverage on the company. But this is not an outrageous premium for the company, this is very consistent with that we’ve seen with other recent deals in the space and we think that it is a very fair deal that creates tremendous value for our shareholders, and we think this brand it has a very good chance of being a billion dollar brand and we think this market is very penetrable and we think that we can get there very quickly to return the money to the investors.

Janet: We are speaking to Tom McCourt, CEO of Ironwood Pharmaceuticals which trades on the NASDAQ under the symbol IRWD.

Janet: How many people are affected by gastrointestinal conditions and are these conditions on the rise?

Tom: Yeah I have been involved in GI diseased my whole career you may remember a drug called Prilosec and Nexium, I was very involved in those drugs and when you look at overall GI diseases, whether its heart burn all the way to constipation, literally one end to the other, you are talking about 60/70 million Americans, almost one out of every 5 Americans has a chronic GI disease, so its very prevalent, its interesting we are seeing an increase in GI diseases, both with regard to esophageal disease like GERD, but also we are seeing an increase prevalence in irritable bowel syndrome and inflammatory bowel disease which are two very visible GI diseases, and the fourth concern people have is colon cancer. And we are seeing a striking and very concerning rise in colon cancer. And of course colon cancer and inflammatory bowel disease require surgical intervention, where you do have a bowel resection which then leads to this other disorder that we are treating. This is a very concerning dynamic in our society, why its occurring people don’t really know it could be change in diet, particularly during the pandemic, we Increase in the incidence of irritable bowel system and that may be due people feeling stress or dramatic changes in lifestyle, there is no question that GI diseases are on the rise.

Janet: We are speaking to Tom McCourt, CEO of Ironwood Pharmaceuticals. Tell us about the growth of Ironwood which trades under the symbol IRWD on the Nasdaq, you are based here in Boston, what is the size of your workforce now?

Tom: We have a workforce of just over 200 people. About 100 sales people in the field, talking to Gastroenterologists, that is our main area of focus, another 100 people, you know, that are in headquarters.

Janet: Where else do you have a big presence, besides Boston?

Boston is our primary focus, where we grew up, where we were founded. Great to be in this hub of healthcare, with regard to the energy that we are seeing in biotech, but also the academic research centers here. So this is a great place to run a company.

Janet: So tell us a little bit about your founding story, in many ways as a biotech, you are a young company. When were you founded and how long have you been public?

Tom: So Ironwood has been around for about 20 years and was founded by a group of people out of MIT, Peter Heck was the CEO and he hired me to come on in to be the chief commercial officer, the real franchise if you will is a guy by the name of Dr. Mark Currie who actually discovered linaclotide, which is LINZESS, and he was really the genius behind where we are today that turned that drug into a blockbuster drug.

Janet: And what are the sales of LINZESS now, annually?

Tom: It’s over a billion dollars in the U.S. and we have treated about 4.5 million patients.

Janet: Some of my colleagues noticed a trend at the JPM healthcare conference early this year and they said that many biotech, instead of looking to go public or even take on my investor money were going to do what you have just done which is basically partner up with other companies as a faster way of growth. Do you think that is a trend that is going to continue?

Tom: I think there’s these smaller innovative companies, I mean you think about Boston as like an incubator, right, and you’ve got you know probably like 100 different small biotech companies that have a unique idea and they have a small amount of venture capital that gets them going until you get to a proof of concept. This is also very very risky business, and so to be able to go all the way from a startup to a commercial stage organization is extremely difficult and very very rare so a lot of companies, larger companies, more successful companies, are looking at these smaller opportunities to actually build their pipeline as opposed to having, everybody having, their own deep basic science which is very expensive and very risky. So there is this ecosystem which is really prospering here and really flourishing here in Boston because you think about this you have great basic science here, you have great ideas, you have a lot of venture capital in Boston pulling that whole ecosystem together has just exploded here. So I think you are going to have more and more of this where you have these innovative startup companies and then they get acquired by larger investors.

Janet: That being said, are you looking for more acquisitions?

Tom: Everyday. And you know, we have been one of those rare startups that actually got to a commercial stage company and I feel very fortunate to have been a part of that journey and to help it along, but we are constantly evaluating other areas that are in our swim line and our swim lane is gastrointestinal diseases and liver diseases so we are constantly evaluating opportunities.

Janet: As we discussed Linzess has over one billion dollars in annual sales and McCourt believes the drug being developed by VectivBio, the company they just acquired, has the potential to reach the same mark if the drug is eventually approved. And this deal is expected to close in the second half of this year. Tom and Joe…

Additional Information and Where to Find It

The description contained herein is for informational purposes only and is not a recommendation, an offer to buy or the solicitation of an offer to sell any of VectivBio’s ordinary shares. The tender offer for VectivBio’s outstanding ordinary shares described in this communication has not commenced. At the time the tender offer is commenced, Ironwood will file or cause to be filed a Tender Offer Statement on Schedule TO with the SEC and VectivBio will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to VectivBio’s stockholders at no expense to them. In addition, all of those materials (and any other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements,” including those regarding the expected nature, timing and benefits of the transaction. Forward-looking statements may be typically identified by such words as “may,” “will,” “could,” “should,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause Ironwood’s or VectivBio’s actual results to differ materially from the expectations expressed in the forward-looking statements. Although Ironwood and VectivBio believe that the expectations reflected in the forward-looking statements are reasonable, any or all of such forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements may be guaranteed and there can be no assurance that the actual results or developments anticipated by such forward looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Ironwood, VectivBio or their respective businesses or operations.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that Ironwood may not receive sufficient number of shares tendered from VectivBio stockholders to complete the tender offer prior to the outside date set forth in the Transaction Agreement and the receipt of required regulatory approvals; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each of Ironwood and VectivBio to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Ironwood or VectivBio; (5) the ability of Ironwood and/or VectivBio to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the prospects, including clinical development, regulatory approvals, and commercial potential of apraglutide; (10) Ironwood’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating VectivBio with its existing businesses; and (11) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in VectivBio’s Annual Report on Form 20-F for the year ended December 31, 2022, Ironwood’s Annual Report on Form 10-K for the year ended December 31, 2022 and Ironwood’s other filings with the SEC (which may be obtained for free at the SEC’s website at http://www.sec.gov). Ironwood and VectivBio can give no assurance that the conditions to the transaction will be satisfied. Neither Ironwood nor VectivBio undertakes any intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.